EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Significant Subsidiaries

Company	Jurisdiction of Incorporation	Percentage of Voting Securities Owned by Registrant	Number of US subsidiaries	Number of Non-US subsidiaries
Omnicom APIMA Holdings Limited	Hong Kong	100%	—	74
Omnicom Capital Inc.	Connecticut	100%	1	5
Omnicom Europe Limited	United Kingdom	100%	5	480
Omnicom Finance Holdings plc	United Kingdom	100%	—	7
Omnicom Group (Asia Pacific) Pte. Ltd.	Singapore	100%	—	26
BBDO Worldwide Inc.	New York	100%	16	129
DDB Worldwide Communications Group LLC	New York	100%	9	43
TBWA Worldwide Inc.	New York	100%	5	13
DAS Holdings Inc.	Delaware	100%	48	6
Omnicom Media Group Holdings Inc.	Delaware	100%	37	8